Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted with the Securities and Exchange Commission on May 4, 2026.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Alliance Laundry Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	3582	98-0444708
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

221 Shepard Street

Ripon, WI 54971

(920) 748-3121

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Samantha Hannan

Chief Legal and Compliance Officer

221 Shepard Street

Ripon, WI 54971

(920) 748-3121

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Elizabeth A. Morgan Allison C. Bell King & Spalding LLP 1290 Avenue of the Americas 14th Floor New York, NY 10104 (212) 556-2100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May  , 2026

Preliminary Prospectus

Shares

Alliance Laundry Holdings Inc.

Common Stock

BDT Capital Partners, LLC and its affiliated investment funds (collectively, our “principal stockholder”), are selling shares of our common stock in this offering. Our principal stockholder is an affiliate of BDT & MSD Partners, LLC (“BDT & MSD”), one of the underwriters in this offering.

Our common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “ALH.” On , 2026, the closing price of our common stock as reported on the NYSE was $ per share.

After the consummation of this offering, we expect to continue to be a “controlled company” within the meaning of the corporate governance standards of the NYSE.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 16 of this prospectus and the risk factors in the documents incorporated by reference herein to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to our principal stockholder	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

This is a firm commitment underwritten offering. The underwriters may also exercise their option to purchase up to an additional            shares from our principal stockholder, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover sales of additional shares by the underwriters. We will not receive any proceeds from the sale of our common stock pursuant to any exercise of the underwriters’ option to purchase additional shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about   , 2026.

Prospectus dated             , 2026.

Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

Alliance™ Laundry Systems

Every Day is Laundry Day

Speed Queen · UniMac · Huebsch · primus · IPSO

Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

We, the principal stockholder and the underwriters have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us. We, the principal stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States, we, the principal stockholder and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of the shares of our common stock and the distribution of this prospectus outside the United States.

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Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise.

Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 13, 2026 (our “Annual Report”), our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May  , 2026 (our “Quarterly Report”) and our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 27, 2026, each of which is incorporated by reference herein. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. Neither we nor the underwriters have independently verified any third-party information and data from our internal research has not been verified by any independent source.

The sources of certain statistical data, estimates and forecasts contained in this prospectus include the Cambridge Group, US Commercial Laundry Sizing and Assessment Strategic Narrative, April 2, 2025, an independent industry publication, and other independent third-party reports.

The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated by reference into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.

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Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

TRADEMARKS AND TRADE NAMES

We own or have rights to certain trademarks, service marks, logos and trade names that we use in conjunction with the operations of our business, including but not limited to Speed Queen, UniMac, Huebsch, IPSO and Primus. Each trademark, service mark, logo or trade name of any other company appearing in this prospectus belongs to its holder. Solely for convenience, trademarks, service marks, logos and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks, logos and trade names. We do not intend our use or display of other companies’ trademarks, service marks, logos or trade names to imply a relationship with, or endorsement or sponsorship of us by, such other companies.

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Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements in this prospectus were prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, which requires us to make estimates and use assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. It is possible that actual results could differ materially from those estimates. The information reflects all normal recurring adjustments that we believe are necessary to present fairly the financial position and results of operations for all periods included. Totals and percentages may be affected by rounding.

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Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to invest in shares of our common stock. Before investing in shares of our common stock, you should carefully read this entire prospectus and the information incorporated by reference herein. In particular, you should review the more detailed information set forth under “Risk Factors” in this prospectus, and “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in our Annual Report and our Quarterly Report, each of which is incorporated by reference herein. Unless the context otherwise requires, we use the terms “Alliance Laundry Holdings,” the “Company,” the “Issuer,” “we,” “us” and “our” in this prospectus to refer to Alliance Laundry Holdings Inc. (formerly known as ALH Holding Inc.) and our consolidated subsidiaries. Share information presented below and elsewhere in this prospectus reflects a 142-for-1 forward stock split of our common stock approved by our Board of Directors on September 25, 2025 and effected by the filing of a Certificate of Amendment with the Delaware Secretary of State on September 26, 2025.

Our Company

Every Day is Laundry Day.

We are the world’s largest designer and manufacturer of commercial laundry systems, serving a diverse and resilient range of global end markets. We believe we engineer and produce the highest quality and one of the most reliable commercial laundry systems in the industry. We leverage our pure play focus on the commercial laundry industry and over 100 years of engineering excellence to drive innovation and design our equipment to deliver outstanding performance in the most demanding applications. We believe the need for clean laundry is universal and growing, and our premium machines meet this fundamental human need, all day, every day.

According to a third-party market study, the total addressable market for commercial, residential and industrial laundry systems was approximately $82 billion in 2023. Within this market, the commercial laundry systems industry generated nearly $7.4 billion in revenues during the same year. We are focused on this large and attractive commercial laundry market where our systems’ quality, durability and reliability are key strategic advantages with our channel partners, customers and end users. End users of our systems include healthcare facilities, fire stations, hotels, laundromats, communal laundry facilities and many other commercial applications where hygiene is critical. We believe the criticality of laundry equipment to these users’ operations creates a discerning customer base that appreciates the quality and economic attractiveness of highly effective and reliable equipment. We leverage our scale and focus to deliver a compelling total value proposition to this diverse customer base.

We estimate that we hold approximately 40% of the commercial laundry market in North America and have leading positions in growing markets around the world. The commercial laundry market benefits from a regular replacement cycle driven by a large base of installed machines, which provides us with an advantage as the largest incumbent manufacturer and offers us a high level of revenue consistency to support our growth ambitions. In addition, residential customers are increasingly demanding commercial-quality products for the home, and our machines represent a compelling fit for this select but growing segment of the residential market.

Commercial laundry customers view laundry systems as infrastructure to support core business operations or as revenue-generating assets. Avoidance of downtime and repair costs, as well as effective processing of large volumes of laundry, are important drivers of machine economics and help our end-customers run their businesses effectively.

As such, customers focus on total cost of ownership when making purchasing decisions, which often involve investments of hundreds of thousands of dollars.

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Confidential Treatment Requested by Alliance Laundry Holdings Inc.
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Our systems are known for their use of high-quality materials in their construction, their build quality and the extensive testing regimen they undergo, resulting in best-in-class performance. Our culture of operational excellence and continuous improvement supports the maintenance of these exceptionally high-quality standards. As a result, we believe we offer an attractive total cost of ownership, and our customers purchase our machines because of their reliability, durability and effectiveness. This dynamic allows us to sell our products at a price premium versus competitor offerings while securing a high degree of loyalty from our customers when they need to replace a machine.

We sell our systems through an extensive global network of approximately 600 distributors and through direct sales channels in certain key markets. Distributors are a critical part of the commercial laundry market as they are frequently the first point of contact for end-customers and are highly influential in educating those customers about equipment features and highlighting the key factors in making a purchasing decision. We have valuable and difficult-to-replicate relationships with our distributors that have been built over decades. Approximately 94% of our North American distributors have been with the Company for ten years or more. Our distribution partners often see us as the vendor of choice given our focus on quality, insights into customer needs, the attractive economics of our machines and our support teams staffed with highly trained personnel. Our direct sales channel complements our distribution network by bringing us closer to end-customers and enhancing strategic flexibility, particularly in select markets that we believe represent significant growth opportunities.

We operate through two geographic reporting segments with our North America segment representing 74% and % of our year-end 2025 and first quarter 2026 revenue, respectively, and our International segment representing the remaining 26% and %, respectively. Our historical financial performance has benefited from consistent and predictable growth at attractive margins, and we have a strong cash generation profile accompanied by minimal capital expenditure requirements given our well-invested manufacturing footprint. For the twelve-month period ended December 31, 2025 and the three-month period ended March 31, 2026, respectively, our net revenue was $1.7 billion and $426.9 million, net income was $101.8 million and $56.9 million (with a net income margin of approximately 6% and %), Adjusted EBITDA was $436.5 million and $ million (with an Adjusted EBITDA Margin of approximately 26% and 26%) and capital expenditures were approximately 3% and 1% of net revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and Key Operating Metrics” to our Annual Report and Quarterly Report, each of which is incorporated by reference herein regarding our use of Adjusted EBITDA and Adjusted EBITDA Margin, which are non-GAAP financial measures, and a reconciliation of these measures to their most directly comparable financial measure calculated in accordance with GAAP.

Our Industry

The commercial laundry systems industry, which, according to a third-party market study, generated nearly $7.4 billion in revenues in 2023, is comprised of three core end markets that cover the products and services the Company provides:

•	On-Premise Laundry (“OPL”): Businesses or institutions that process large volumes of laundry in support of their core business, including healthcare facilities, fire stations and hotels;

•	Vended: Businesses, such as laundromats and communal laundry operators, that operate commercial systems for end users who pay for use; and

•	Commercial In-Home: Residential consumers who pay a premium to have the reliability and effectiveness of commercial systems in their homes.

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Confidential Treatment Requested by Alliance Laundry Holdings Inc.
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On-Premise Laundry

OPLs are operated by end users in a wide range of distinct sectors, including healthcare facilities, fire stations, hotels and any other sector where clean laundry is critical to supporting the end user’s core business. Ultimately, if the laundry systems of OPL customers are not functioning, their businesses cannot operate.

User requirements in this segment vary significantly in terms of load capacities, cycle times, water efficiency and other features, some of which can be driven by regulation or other policies. For example, the ability to sterilize large volumes of linens in healthcare and the ability to wash highly specialized firefighting gear are both critical to health and safety but also require distinct capabilities. OPLs choose commercial laundry systems based on ability to meet these specific industry requirements, as well as total cost of ownership, manufacturer reputation and reliability.

Vended

The Vended market includes laundromat businesses and communal laundry operators, which manage laundry facilities in apartments, universities and other institutions. Both laundromats and communal laundry operators utilize a pay-per-use model to generate revenue, meaning if their laundry systems are down, they lose the ability to generate revenue and will need to incur additional costs to get back up and running. As such, reliability and durability are key purchasing criteria to minimize equipment downtime and the need for costly repair visits.

The laundromat market in North America represents a large installed base, estimated to be 1.1 million machines in the United States alone, according to a third-party market study. A significant portion of the installed base is replaced each year, generating a large and attractive recurring revenue stream where market position, scale, incumbency, product reliability and brand reputation are important to retain and gain market share as machines are replaced.

In developed laundromat markets there is a secular shift away from traditional sole proprietor models to professionalized operators managing multi-site operations. These professional operators are upgrading and expanding store formats, adding higher capacity machines and leveraging digital tools to earn more revenue per store. In addition to the shifting operating models for laundromats in developed markets, many emerging economies are in the early stages of laundromat penetration, representing a significant opportunity for future growth.

Communal laundry facilities are managed primarily by operators who purchase, own, install and service the equipment under contracts with property owners or management companies. Sophisticated route operators with multiple locations are increasingly seeking technology, such as remote monitoring and digital control, to unlock cost savings and other operating efficiencies. Internationally, high-density metropolitan regions are seeing growth in multi-unit housing with small sized living units, driving demand for communal laundry facilities.

Commercial In-Home

The Commercial In-Home market is comprised of households and individual users who purchase commercial units to meet their reliability, quality and heavy-duty laundry needs.

In-home customers have become increasingly frustrated with traditional residential machines, which are typically sold based on lowest price or most features, but have lower-quality construction mainly comprised of plastic materials. Frustration with traditional residential machines is generating strong demand for commercial systems from customers who are willing to pay a premium for high quality, durable, reliable and long-lasting laundry systems.

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Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

Our Competitive Strengths

We Offer a Premier Portfolio of Commercial Laundry Systems

In commercial laundry, product and service quality are critical. Our systems are engineered for efficiency, reliability and long-lasting performance to ensure these high standards are met. This starts in our engineering department where we have designed and developed features that improve the durability, reliability and utility of our systems, and extends through to the quality of our materials and manufacturing. Our services are comprehensive and add value to customer operations, starting with site selection, design and financing, and extending through the lifecycle with genuine parts, technical support and warranties. As a result, we have tremendous customer allegiance and brand loyalty.

Our Unparalleled Scale is Advantageous

In our commercial end markets, we are approximately two times larger than the next competitor, and in total have an estimated installed base of eight million units, which we calculate assuming a ten-year average useful life of our products, across approximately 150 countries. As a result, there is a sizeable ecosystem of operators, technicians and users of our equipment who interact with our systems every day, resulting in highly sticky relationships. Our installed base also helps to generate sizeable replacement cycle tailwinds as customers upgrade their Alliance systems over time. Moreover, it allows us to support a scaled research and development and manufacturing effort, investing in engineering advancements that meaningfully improve the customer value proposition.

We Have a Global Manufacturing Footprint and Rigorous Testing Capabilities

We operate six strategically located facilities globally and we believe we are the only manufacturer that produces commercial equipment across North America, Europe and Asia Pacific. This “local for local” strategy delivers supply chain resiliency and strengthens our cost position. Our manufacturing footprint spans approximately 2.7 million square feet and our facilities have significant vertical integration, which enables greater control over the manufacturing process. The quality control process within our facilities is world-class and includes AI-powered defect monitoring, tests on 100% of machines produced and randomized audits, including full teardowns of finished products. We maintain approximately 800 dedicated testing bays, and we have ‘24x7’ testing capability across the globe, a critical capability that supports our mission to offer the highest quality products in the industry.

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Confidential Treatment Requested by Alliance Laundry Holdings Inc.
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We Employ a Tailored Go-to-Market Strategy with Established Channel Relationships

Our success is enabled by our global channel partner network and direct sales channels. We have built a hard-to-replicate network of approximately 600 independent distributors worldwide that sell into approximately 4,000 independent retail locations. Our relationships with many of our distributors and their sales teams and technicians are long-standing, and we continue to invest in resources to assist them with training, which results in a deep understanding of our technology and trust in our systems. Our channel partners are also structurally incentivized to sell our systems because end-consumers value our products’ superior total cost of ownership metrics and our partners benefit from our products’ attractive economics. We supplement our expansive independent distribution and retail network with our direct sales offices and direct sales to communal laundry operators to enhance strategic flexibility and access underpenetrated markets.

We Have a Proven Track Record of Innovation and Application Engineering Expertise

Innovation is a core focus of our business and we have history of developing industry-leading products and digital tools that address the specific needs of our customers. In 2025, we advanced this track record with several launches. We introduced Scan-Pay-Wash, a cashless payment technology that enables consumers to pay at the machine without downloading an app. We launched the T55 Stacked Tumbler, which we believe to be the industry's largest stacked dryer at 55 pounds of capacity, providing laundromat owners with an additional tool to drive greater per-store revenue. We also launched Stax-X, a combined washer-extractor and tumble dryer designed for regional markets and the first product fully developed at our engineering facility in Thailand, consistent with our local-for-local manufacturing strategy. Alongside these launches, we continue to expand ProCapture, our Cyclonic Filtration technology which captures over 90% of lint on first-run drying cycles—compared to approximately 63% in traditional machines—helping reduce maintenance frequency, lower labor costs and mitigate operational risks from lint buildup in high-usage environments. We complement our equipment innovation with a proprietary suite of digital tools that simplify operations and maximize profitability for multi-store laundromat owners and communal laundry room operators. Our integrated platform enables customers to remotely adjust pricing, process payments, monitor machine usage and identify maintenance needs in real time. Ultimately, these innovations, tailored to the distinct application requirements of our customers, strengthen relationships and drive long-term value across our ecosystem.

We Have Demonstrated Consistent Best-in-Class Financial Performance

Alliance has demonstrated exceptional performance over time, with a revenue compound annual growth rate of approximately 9.7% over our fifteen most recent fiscal years, as well as a net income margin in 2025 of approximately 6% and an Adjusted EBITDA Margin in 2025 of approximately 26%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and Key Operating Metrics” included in our Annual Report which is incorporated by reference herein, regarding our use of Adjusted EBITDA Margin, which is a non-GAAP financial measure, and a reconciliation to its most directly comparable financial measure calculated in accordance with GAAP. Our consistent financial performance through economic cycles is due to the mission-critical nature of our products, our focus on operational excellence, the reliability of replacement cycle revenue and the benefits of a diversified end market and customer base. Our operational teams drive continuous improvement and efficiency to enhance profitability, while our sales teams focus on winning high-margin customers. Our business model is capital efficient, with capital expenditures equaling on average approximately 3% of net revenue over the last three years.

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We Have a Seasoned and Experienced Management Team

We are led by a team of industry veterans with decades of combined experience in the commercial laundry space. The team has fostered a customer-focused culture that has delivered exceptional and consistent financial performance through the cycle. Our leadership team has executed a number of strategic initiatives, including new product and technology launches, expansion into new international markets, acquisitions and integrations of complementary businesses and the implementation of lean manufacturing processes throughout our operations to drive greater efficiency, among others.

Our Growth Strategies

We have a long track record of growth because of the strength of our business model and organization. We intend to extend our leadership position in the market by leveraging the following growth strategies:

Maintain Relentless Focus on Product Quality to Drive Share Gains

Demand in the commercial laundry systems market is driven by the replacement cycle. We expect existing customers to continue to purchase our machines and new customers to migrate to us from our competitors at the time of replacement. Our existing customers return and we win new customers due to the performance of our machines over their life cycles, which require fewer expensive maintenance events and offering greater uptime over a longer operating life. In a poll of industry customers, equipment performance was ranked as the most important purchasing factor.

Continue to Develop Innovative Products to Accelerate the Replacement Cycle

Given our scale and focus, we have been able to make significant investments in the development of new technologies and capabilities that accelerate the replacement cycle of our machines. Between 2021 and 2025, we spent over $115 million on research and development. The engineering advancements resulting from this investment have real utility to our customers, improving performance and accelerating the replacement of existing systems.

Support the Ongoing Evolution of the Laundromat Market

We believe there is a compelling shift underway in the laundromat industry as sophisticated, commercially-focused investors revamp store designs and the laundromat user experience. Leveraging our unparalleled scale, we will continue to support this new class of entrepreneurs to build and expand their businesses across multi-site operations with larger store footprints and larger capacity machines. We are well positioned to capitalize on this trend, offering a full suite of set-up services, including: site selection, design, operator training and equipment financing, which enable operators to scale faster. Additionally, our comprehensive digital platform enables management of multi-site operations and lowers operational cost through remote monitoring, digital payments and data-driven decision making.

Serve Growing Demand for Commercial Machines from Commercial In-Home Customers

We believe there is an exciting opportunity to significantly expand our share in the residential market, as demand for our commercial laundry systems is growing from users who are becoming increasingly frustrated with lower quality residential machines. We serve this market with commercial machines, generating commercial-like margins and satisfying the demands of homeowners that are focused on reliability and total cost of ownership.

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Penetrate and Develop High-Potential International Markets

The global commercial laundry industry remains underpenetrated in many regions, presenting meaningful long-term growth opportunities. We focus on high-potential geographies where structural trends—such as rising GDP, population growth, urbanization, increasing household income, and evolving lifestyles—point to growing demand for commercial laundry solutions. In these markets, our local teams help to establish and scale the commercial laundry ecosystem. For example, in Thailand, we provided operational training, digital tools and other support to local laundromat entrepreneurs to accelerate the creation of the laundromat industry.

Drive Consistent Operational Improvements to Further Expand Margins

We intend to further expand margins through the continued implementation of cost-down initiatives and an ongoing focus on operational excellence. We will build on our demonstrated track record of durable margin improvement through several initiatives, including: monitoring our global supply chain to identify raw material cost saving opportunities, enhancing labor efficiency by optimizing plant operations, further automating our manufacturing facilities to improve productivity, leveraging our engineering capabilities to develop more cost effective products and eliminating component redundancy.

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition and results of operations, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment. You should consider these risks before making a decision to invest in shares of our common stock. These risks are discussed more fully in “Risk Factors” in this prospectus and in our Annual Report, which is incorporated by reference herein. The following is a summary of some of the principal risks we face:

•	Risks Relating to Our Business.

◦	We operate in a competitive market and the introduction of new products and technologies involves risks, and we may not realize the degree or timing of benefits initially anticipated.

◦	Our business depends on the performance of our third-party distributors, route operators and suppliers who are subject to additional risks that are beyond our control, including those that could harm our business, financial condition and results of operations.

◦	We do not have long-term purchase commitments from our distributors, suppliers and retailers and may have to rely on distributor, supplier and retailer forecast in making production decisions.

◦	Price fluctuations or shortages of raw materials could adversely affect our operations.

◦	We face inventory risk caused by inherent uncertainty in inventory forecasting and production planning.

◦	We depend on suppliers, including single-source suppliers and, in certain cases, sole-source suppliers, to consistently supply us with components for our products.

◦	Global economic downturns could negatively impact our suppliers and customers.

◦	Failure to achieve and maintain a high level of product and service quality could damage our reputation with customers, increase our costs or negatively impact our results and market share.

◦	Our financing programs to end-customers expose us to additional risks.

◦	Past growth may not be indicative of future growth.

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◦	We may encounter certain risks and incur certain expenses when implementing our business strategy to continue to grow our international business, particularly in emerging markets. We are also adversely affected by ongoing international conflicts and related disruptions in the global economy.

◦	We are exposed to the risk of foreign currency fluctuations.

◦	The costs and difficulties of acquiring and integrating complementary businesses and technologies.

◦	A decline in future operating performance could result in impairment of goodwill or other intangible assets, which could have a material adverse effect on our financial condition, results of operations or cash flows.

•	Risks Relating to Government Regulation and Litigation.

◦	Our international operations require us to comply with applicable trade, export controls and foreign anti-corruption laws and regulations of the U.S. government and various other countries.

◦	Tariffs and other trade restrictions could adversely affect our business and financial results.

◦	We could incur costs in complying with environmental health and safety (“EHS”) laws and regulations.

◦	The risks related to environmental, social and governance (“ESG”) and sustainability laws, regulations, policies and initiatives.

◦	Energy efficiency, water usage standards and product-related standards could adversely affect our industry.

◦	We are subject to risks of future legal proceedings.

◦	Changes in accounting standards may adversely affect us. Our business may be impacted by new or changing tax laws or regulations or by how judicial authorities apply tax laws.

•	Risks Relating to Intellectual Property Matters.

◦	Failure to adequately protect our intellectual property rights may have a material adverse effect on our results of operations or our ability to compete.

◦	Failure to protect the confidentiality of our trade secrets or other proprietary information could harm our business, financial condition, results of operations and competitive position.

◦	If our trademarks, trade names and domain names are not protected, maintained and enforced, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

•	Risks Relating to Data Compliance, Cybersecurity and Artificial Intelligence.

◦	Failure to comply with data privacy and security laws, regulations and other obligations.

◦	Our use of AI technologies may not be successful, which may adversely affect our reputation and business.

•	Risks Relating to Indebtedness.

◦	Our credit agreements and other financing arrangements contain covenants, financial tests, and other restrictions that may limit our ability to operate and grow our business; failure to comply could result in default, acceleration, or increased borrowing costs and reduced liquidity.

8

Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

◦	Interest rate volatility, including changes in SOFR or other benchmark rates, could increase our interest expense; any hedging strategies may be costly and may not fully mitigate this exposure.

•	Risks Relating to Our Common Stock.

◦	We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms, if at all, and such additional capital and other equity issuances we make may cause dilution to existing stockholders.

◦	Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them, and you could lose all or part of your investment as a result.

◦	Future sales, or the perception of future sales, by us or our existing stockholders of a substantial amount of our common stock in the public market could cause the price of our common stock to fall.

◦	Our principal stockholder currently controls the direction of our business. Our principal stockholder’s interests in our business may conflict with the interests of our other stockholders, and we are a controlled company under the governance standards of the NYSE.

◦	The requirements of being a public company may strain our resources, increase our costs, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

•	Risks Relating to our Organizational Structure.

◦	Some provisions of Delaware law, our Stockholders Agreement and our amended and restated certificate of incorporation and bylaws may deter third parties from acquiring us and diminish the value of our common stock.

Our History

Our business began in 1908 in Ripon, Wisconsin when we introduced a hand-operated washer to the marketplace. Industry leading features were introduced under the Speed Queen brand with the introduction of stainless steel wash tubs in 1938 and automatic washers and dryers in 1952. The spirit of innovation, quality and reliability persists to this day. We manufacture durable products with high-quality steel that are meticulously tested and augmented by novel technologies. More recently, we introduced our pioneering ProCapture lint capture technology in 2023 and have developed our digital platform that can be leveraged across our brands to monitor product performance, business revenues and provide fleet management efficiencies, among other benefits. We sell our highly engineered products across a portfolio of five strategic brands: Speed Queen (which, according to a third-party market study, has the highest Net Promoter Score in North America), Huebsch, UniMac, IPSO and Primus.

Principal Stockholder

On August 31, 2015, our principal stockholder, members of our management and certain other institutional investors (the “Minority Investment Institutional Co-Investors”) indirectly acquired 100% of the outstanding equity interests in Alliance Laundry Holdings (the “BDTCP Transaction”). Since the BDTCP Transaction, our principal stockholder has continued to consist of funds affiliated with BDT & MSD, a merchant bank with an advisory and investment platform built to serve the distinct needs of business owners and strategic, long-term investors. Its funds are managed by its affiliated investment advisers, BDTCP and MSD Partners, L.P.

9

Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

Upon the completion of this offering, our principal stockholder, who is also the selling stockholder, will control approximately % of the combined voting power of our outstanding common stock (or % if the underwriters exercise in full their option to purchase additional shares from the principal stockholder). We will therefore continue to be a “controlled company” under the corporate governance standards of the NYSE. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards.

Corporate Information

Our principal executive office is located at 221 Shepard Street, Ripon, Wisconsin 54971 and our telephone number is (920) 748-3121. Our website address is www.alliancelaundry.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock.

10

Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

The Offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus before investing in our common stock, including “Risk Factors” and our consolidated financial statements in our filings incorporated by reference herein. Share information presented below and elsewhere in this prospectus, including our historical financial information, reflects {a 142-for-1 forward stock split}of our common stock approved by our Board of Directors on September 25, 2025 and effected by the filing of a Certificate of Amendment with the Delaware Secretary of State on September 26, 2025.

Issuer in this Offering	Alliance Laundry Holdings Inc.

Common stock offered by the principal stockholder	shares (or shares if the underwriters exercise in full their option to purchase additional shares from the principal stockholder).

Underwriters’ option to purchase additional shares of common stock	The principal stockholder has granted to the underwriters a 30-day option from the date of this prospectus to purchase up to an additional shares of our common stock. Such shares are offered by the principal stockholder at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions.

Common stock to be outstanding immediately after this offering	shares.

Common stock to be held by the principal stockholder after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares from the principal stockholder).

Use of proceeds	The principal stockholder will receive all of the net proceeds from the sale of shares of common stock in this offering. We will not receive any of the proceeds from the sale of common stock offered by the principal stockholder, including any common stock sold pursuant to any exercise by the underwriters of their option to purchase additional shares. See “Use of Proceeds.”

Controlled company

Upon the completion of this offering, our principal stockholder, who is also the selling stockholder, will control approximately      % of the combined voting power of our outstanding common stock (or      % if the underwriters exercise in full their option to purchase additional shares from the principal stockholder).

As a result, we will continue to be a “controlled company” under the corporate governance standards of the NYSE. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards.

11

Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the near term. The declaration and payment by us of any future dividends to holders of shares of our common stock will be at the sole discretion of our Board of Directors and will depend on our financial condition, earnings, cash needs, capital requirements (including requirements of our subsidiaries), contractual, legal, tax and regulatory restrictions, and any other factors that our Board of Directors deems relevant in making such a determination. Additionally, we are a holding company and do not conduct any business operations of our own. As a result, our ability to pay cash dividends on shares of our common stock is dependent upon cash dividends, distributions and other transfers from our subsidiaries. Our Credit Agreement imposes restrictions on certain of our subsidiaries’ ability to pay dividends or other distributions to us. We may also enter into other credit agreements or borrowing arrangements in the future that could restrict our ability to declare or pay cash dividends. Therefore, we cannot assure you that we will pay any cash dividends or other distributions to holders of shares of our common stock, or as to the amount of any such cash dividends or other distributions. See “Dividend Policy.”

Risk factors	You should read the “Risk Factors” section and the other information included in this prospectus and the risk factors in our Annual Report incorporated by reference herein, for a discussion of the factors to consider before deciding to invest in shares of our common stock.

Stock exchange symbol	“ALH”

The number of shares of our common stock that will be outstanding after this offering is based on shares of common stock outstanding as of                , 2026 and excludes:

•	shares of our common stock issuable upon exercise of options to purchase shares of our common stock outstanding under the Alliance Laundry Holdings Inc. 2015 Stock Option Plan (the “2015 Stock Option Plan”) as of , 2026, with a weighted-average exercise price of $ per share;

•	shares of our common stock reserved for future issuance under the Alliance Laundry Holdings Inc. 2025 Omnibus Incentive Compensation Plan (the “2025 Plan); and

•	shares of our common stock reserved for future issuance under the Alliance Laundry Holdings Inc. 2025 Employee Stock Purchase Plan (the “ESPP”).

The financial statements and the related notes thereto included elsewhere in this prospectus, including the share and per share information, are presented only on a historical basis but reflect the 142-for-1 forward stock split effected on September 26, 2025 on a retroactive basis for all periods.

12

Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data as of December 31, 2025 and 2024 and for each of the years ended December 31, 2025, 2024 and 2023 are derived from audited consolidated financial statements of Alliance Laundry Holdings Inc. and the accompanying notes that are included in our Annual Report, incorporated by reference herein. We have derived the selected consolidated statement of operations data for the three months ended March 31, 2026 and 2025 from our unaudited condensed consolidated financial statements included in our Quarterly Report, incorporated by reference herein. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the information set forth in those consolidated financial statements.

The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and our interim results are not necessarily indicative of the results that may be expected for the full year or any other period. The summary consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes incorporated by reference herein. The information in this section gives retroactive effect to the 142-for-1 forward stock split effected on September 26, 2025.

Consolidated statements of operations data:

	For the Three Months Ended		For the Year Ended
(in thousands, except per share data)	Mar. 31, 2025	Mar. 31, 2026	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023
Net revenues			$1,709,237	$1,508,440	$1,365,154
Costs and expenses			1,067,133	957,189	892,062
Gross profit			642,104	551,251	473,092
Total operating expenses			324,738	267,238	237,408
Operating income			317,366	284,013	235,684
Interest expense, net			150,501	132,001	123,397
Other expenses/(income), net			28,831	28,563	7,832
Income before taxes			138,034	123,449	104,455
Provision for income taxes			36,279	25,130	16,226
Net income			$101,755	$98,319	$88,229

Net income per share attributable to common stockholders:
Basic			$0.57	$0.58	$0.52
Diluted			$0.56	$0.56	$0.51
Weighted average number of common shares outstanding
Basic			177,002	170,591	171,087
Diluted			181,443	174,331	173,642

13

Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

Consolidated balance sheets data:

(in thousands)	Mar. 31, 2026	Dec. 31, 2025	Dec. 31, 2024
Assets
Total current assets		$675,882	$668,157
Total assets		$2,885,888	$2,832,105
Liabilities and Stockholders’ Equity
Current liabilities		$484,326	$478,665
Long-term debt, net		$1,354,636	$2,034,545
Asset backed borrowings - owed to securitization investors		$424,406	$382,910
Total liabilities		$2,493,770	$3,109,433
Stockholders’ equity/(deficit)		$392,118	$(277,328)
Total liabilities and stockholders’ equity/(deficit)		$2,885,888	$2,832,105

Non-GAAP Financial Measures

We regularly review non-GAAP measures to evaluate our business, measure our performance and manage our operations, including identifying trends affecting our business, formulating business plans and making strategic decisions. We believe that non-GAAP measures provide an additional way of viewing aspects of our operations that, when viewed together with our GAAP results, provide a more complete understanding of our results of operations and the factors and trends affecting our business. These non-GAAP financial measures are also used by our management to evaluate financial results and to plan and forecast future periods. Non-GAAP financial measures should be considered a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. Non-GAAP financial measures used by us may differ from the non-GAAP measures used by other companies, including our competitors.

“Adjusted EBITDA” represents net income before provision for income taxes, interest expense, depreciation and amortization and is further adjusted to exclude certain expenses not representative of our ongoing operations and other charges not involving cash outlays and “Adjusted EBITDA Margin” represents Adjusted EBITDA divided by net revenues. Management utilizes Adjusted EBITDA and Adjusted EBITDA Margin as measures of operating performance. Management believes that these non-GAAP financial measures are useful to investors for period-to-period comparisons of the Company’s business and in understanding and evaluating the Company’s operating results. In evaluating these metrics, investors should be aware that in the future we may incur expenses similar to those eliminated in this presentation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Non-GAAP Financial Measures and Key Operating Metrics-Adjusted EBITDA and Adjusted EBITDA Margin” included in our Annual Report and Quarterly Report, each of which is incorporated by reference herein for further information on our use of non-GAAP financial measures.

14

Confidential Treatment Requested by Alliance Laundry Holdings Inc.
Pursuant to 17 C.F.R. Section 200.83

Non-GAAP Reconciliation

The following table presents a reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA Margin for the periods presented:

	For the Three Months Ended March 31,		For the Year Ended December 31,
(in thousands except for percentages)	2025	2026	2025	2024	2023
Net income			$101,755	$98,319	$88,229
Provision for income taxes			36,279	25,130	16,226
Interest expense			150,501	132,001	123,397
Depreciation and amortization			93,701	90,169	88,704
EBITDA			382,236	345,619	316,556
Refinancing and debt related costs (1)			3,679	33,217	—
Share-based compensation (2)			19,779	3,263	3,343
Pension termination costs (3)			—	—	7,011
Strategic transaction costs (4)			5,627	5,803	1,083
Foreign exchange losses/(gains) on intercompany loans (5)			25,152	(4,654)	484
Adjusted EBITDA			436,473	383,248	328,477
Net revenues			1,709,237	1,508,440	1,365,154
Net income margin			6.0%	6.5%	6.5%
Adjusted EBITDA Margin			25.5%	25.4%	24.1%

(1)	Represents fees in connection with the Credit Agreement and predecessor credit facilities.
(2)	Non-cash expenses related to equity awards granted to management.
(3)	Expenses related to the termination and settlement of pension obligations, including settlement charges and amortization of net actuarial losses.
(4)	Comprised of professional fees, advisory services and other expenses related to acquisitions and other strategic initiatives.
(5)	Foreign exchange losses/(gains) on intercompany loans where the lender or borrower’s functional currency differs from the loan denomination currency.

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RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the following risks, and the other information contained in or incorporated by reference in this prospectus, as well as the risks and uncertainties set forth under the heading “Risk Factors” in our Annual Report, which is incorporated by reference in this prospectus, together with the financial and other information contained in and incorporated by reference into this prospectus, before you decide to purchase shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may affect our business, prospects, operating results or financial condition. If any of these risks actually occurs, our business, prospects, operating results or financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. These disclosures reflect the Company’s beliefs and opinions as to factors that could materially and adversely affect the Company and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus. Our actual results could differ materially and adversely from those anticipated in the forward-looking statements as a result of certain factors, including the risks facing us.

Risks Relating to this Offering and Ownership of Our Common Stock

Our stock price may change significantly following this offering, and as a result, you may not be able to resell your shares at or above the price you paid for them, and you could lose all or part of your investment as a result.

The market price of our common stock may be highly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose all or part of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and in the “Risk Factors” section of our Annual Report incorporated by reference herein and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us, our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions or departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	an increase in our indebtedness or the interest rates applicable to our indebtedness;

•	future sales of our common stock or other securities;

•	the passage of legislation or other regulatory developments affecting us or our industry;

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•	changes in legislation, regulation and government policy as a result of the U.S. presidential and congressional elections;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural or man-made disasters and other calamities;

•	changes in general market and economic conditions in our industry or the economy as a whole; and

•	the other factors described in this “Risk Factors” and the section titled “Special Note Regarding Forward-Looking Statements.”

Additionally, in the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms, if at all, and such additional capital and other equity issuances we make may cause dilution to existing stockholders.

We may need to raise additional funds in the future to finance our operations or acquire complementary businesses. However, debt or equity financing may not be available to us on acceptable terms, if at all. If we do obtain capital in future offerings on a per-share basis that is less than the current price per share, the value of the price per share of your common stock will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in the Company.

Further, we may in the future grant stock options and other awards to certain of our current or future officers, directors, employees and consultants under additional plans or individual agreements. The grant, exercise, vesting or settlement of these awards, as applicable, will have the effect of diluting your ownership interests in the Company. We may also issue additional equity securities in connection with other types of transactions, including shares issued as part of the purchase price for acquisitions of assets or other companies from time to time or in connection with strategic partnerships or joint ventures, or as incentives to management or other providers of resources to us. Such additional issuances are likely to have the same dilutive effect.

Future sales of our common stock could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, including this offering, and the perception that these sales could occur may also depress the market price of our common stock.

17

Our principal stockholder is entitled, under the Registration Rights Agreement, to certain demand registration rights, including those exercised in connection with this offering. In addition, we have registered the shares of common stock underlying equity awards we will make to our employees and certain other qualifying individuals and the resale of those shares of common stock on Form S-8, which became effective upon filing. As a result, subject to the satisfaction of applicable exercise periods, the registered shares, including those issued upon exercise of outstanding stock options, will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our common stock to fall and make it more difficult for you to sell shares of our common stock.

We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to support our operations, to finance the growth and development of our business and to pay down debt. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, because we are a holding company, our ability to pay dividends on our common stock is dependent upon cash dividends, distributions and other transfers from our subsidiaries. The agreements governing certain indebtedness of our subsidiaries also impose restrictions on our ability to pay dividends, and we may be further restricted from doing so by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in the Company may be if the market price of our common stock appreciates and you sell your common stock at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendation regarding our common stock adversely, the trading price and trading volume of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. If any analysts cease coverage of us unexpectedly, the price and trading volume of our common stock likely would be negatively impacted. If securities or industry analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about us, the trading price of our common stock would likely decline. If analysts publish target prices for our common stock that are below the then-current public price of our common stock, it could cause the trading price of our common stock to decline significantly.

Our principal stockholder currently controls the direction of our business. Our principal stockholder’s interests in our business may conflict with the interests of our other stockholders.

Following completion of this offering, our principal stockholder will beneficially own approximately      % of our outstanding common stock (approximately      % if the underwriters exercise in full their option to purchase additional shares). In connection with our IPO, we entered into a stockholders agreement with our principal stockholder to govern the relationship between us and our principal stockholder, including matters related to our corporate governance, rights to designate directors and additional matters. The stockholders agreement provides that, so long as our principal stockholder beneficially owns at least 40% of the aggregate outstanding shares of our common stock, our principal stockholder may designate a majority of the nominees for election to our board of directors; so long as our principal stockholder beneficially owns at least 10% but less than 40% of the aggregate outstanding shares of our common stock, our principal stockholder will continue to retain certain designation rights under the Stockholders Agreement proportionate to its percentage ownership in our common stock. In addition, so long as our principal stockholder beneficially owns at least 25% of the aggregate outstanding shares of our common stock, our principal stockholder will have the right to appoint and remove the chairman of our board of directors and the lead independent director, if any. This concentration of ownership may have the effect of deterring, delaying or preventing a change of control of the Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the Company and might ultimately affect the market price of our common stock.

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We have opted out of Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, our principal stockholder is able to transfer control of us to a third party by transferring their shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders.

Our principal stockholder may also have interests that differ from yours. For example, our principal stockholder, and the members of our board of directors who are affiliated with our principal stockholder, by the terms of our certificate of incorporation, will not be required to offer us any corporate opportunity of which it becomes aware and can take any such corporate opportunity for itself or offer it to other companies in which it has an investment. We, by the terms of our certificate of incorporation, will expressly renounce any interest or expectancy in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we or our subsidiaries might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. In addition, our principal stockholder is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that directly or indirectly compete with our business, as well as in businesses that are significant existing or potential customers.

We are a “controlled company” within the meaning of the corporate governance standards of the NYSE. As a result, we qualify for, and may in the future rely on, exemptions from certain corporate governance requirements. You do not have the same protections afforded to stockholders of companies that are subject to such requirements.

Our principal stockholder controls a majority of the voting power of shares eligible to vote in the election of our directors. Because more than 50% of the voting power in the election of our directors will be held by an individual, group or another company, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE. As a controlled company, we may elect in the future not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	our board of directors be composed of a majority of “independent directors,” as defined under the NYSE’s rules;

•	the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors; and

•	our director nominees be selected, or recommended for our board of director’s selection, by a nominating and governance committee comprised solely of independent directors.

We do not intend to rely on these exemptions at this time but may decide to do so in the future. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

19

One of the underwriters is an affiliate of our principal stockholder and has interests in this offering beyond customary underwriting discounts and commissions.

BDT & MSD, a participant in the underwriting syndicate for this offering, is an affiliate of BDTCP, our principal stockholder, and will receive a portion of the underwriting discounts and commissions in connection with this offering. In addition, BDT & MSD has previously provided placement and other financial advisory services to the Company, for which BDT & MSD has received customary fees. BDT & MSD may, in the future, provide similar services to the Company and may receive customary fees for such services. Thus it may have interests beyond customary underwriting discounts and commissions, including interests in the pricing, allocation or terms of the offering or the exercise by the underwriters of their option to purchase additional shares from the principal stockholder. This could result in decisions or actions that are not aligned with the interests of investors in this offering or that benefit BDT & MSD and our principal stockholder to a greater extent than other investors. Further, our principal stockholder expects to participate on behalf of the Company in determining such underwriting discounts and commissions for this offering.

As a result, a “conflict of interest” is deemed to exist under Rule 5121(f)(5) of the Conduct Rules of FINRA. Accordingly, we intend that this offering will be made in compliance with the applicable provisions of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as BDT & MSD is not primarily responsible for managing this offering, and the underwriters that are primarily responsible for managing this offering ( and ) satisfy the criteria required by Rule 5121(f)(12)(E) and do not have a conflict of interest with us. However, in accordance with Rule 5121, BDT & MSD will not sell our common stock to any account over which it exercised discretionary authority without receiving written approval from the account holder. See “Underwriting (Conflicts of Interest).”

We are taking steps to comply with applicable FINRA rules and have appointed underwriters without such conflicts to manage the offering. However, we cannot provide assurance that these measures will fully mitigate the potential risks arising from this conflict of interest. As a result, investors in this offering may face additional risks related to the influence of our principal stockholder and its affiliate underwriter, including the possibility that their interests may not be fully aligned with those of other stockholders.

The requirements of being a public company may strain our resources, increase our costs, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we incur significant legal, accounting, reporting and other expenses, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also incur costs associated with compliance with the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NYSE listing rules. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

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These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to comply with the requirements to design, implement and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect us.

As a public company, we have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.

If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. Although we are required to disclose changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on a quarterly basis, we are not required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”) until our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in an internal control over financial reporting. In addition, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) commencing the year following our first annual report required to be filed with the SEC.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by us or our independent registered public accounting firm in connection with the issuance of their attestation report.

We previously identified a material weakness in our internal control over financial reporting. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies and other future conditions. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “predict,” “project,” “target,” “potential,” “seek,” “will,” “would,” “could,” “should,” “continue,” contemplate,” “plan,” and other words and terms of similar meaning.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and cash flows, and the development of the markets in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. New factors emerge from time to time that may cause our business not to develop as we expect, and it is not possible for us to predict all of them. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors” included in this prospectus or our Annual Report incorporated by reference herein.

We discuss these risks and others in greater detail under the section titled “Risk Factors” and in our Annual Report. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

You should read this prospectus and the documents that we incorporate by reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part to permit our principal stockholder to resell such shares included in the section entitled “Principal and Selling Stockholder”. The principal stockholder will receive all of the net proceeds from the sale of shares of our common stock in this offering. We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from the sale of shares by the principal stockholder or if the underwriters exercise their option to purchase additional shares. The principal stockholder will bear the underwriting discount attributable to their sale of our common stock, and we will bear the remaining expenses.

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DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the near term. The declaration and payment by us of any future dividends to holders of shares of our common stock will be at the sole discretion of our Board of Directors and will depend on our financial condition, earnings, cash needs, capital requirements (including requirements of our subsidiaries), contractual, legal, tax and regulatory restrictions, and any other factors that our Board of Directors deems relevant in making such a determination. Additionally, we are a holding company and do not conduct any business operations of our own. As a result, our ability to pay cash dividends on shares of our common stock is dependent upon cash dividends, distributions and other transfers from our subsidiaries. Our Credit Agreement imposes restrictions on certain of our subsidiaries’ ability to pay dividends or other distributions to us. See “Risk Factors-Risks Related to Our Capital Structure, Indebtedness and Capital Requirements” included in our Annual Report, incorporated by reference herein and “Description of Certain Indebtedness-Credit Agreement.” We may also enter into other credit agreements or borrowing arrangements in the future that could restrict our ability to declare or pay cash dividends. Therefore, we cannot assure you that we will pay any cash dividends or other distributions to holders of shares of our common stock, or as to the amount of any such cash dividends or other distributions.

In August 2024, the Company declared and issued a special dividend (the “2024 Dividend”) to its ordinary common stockholders, which included a $841.7 million dividend to its direct stockholder, BDT Badger Holdings, LLC (“BDTBH”), through which our principal stockholder and the Minority Investment Institutional Co-Investors hold their respective shares, and $58.3 million in dividends to management common stockholders. The 2024 Dividend was paid from proceeds received from borrowings under the Credit Agreement along with approximately $11 million funded from cash on our balance sheet. The 2024 Dividend was paid as a means to provide our common stockholders with a return of capital. The 2024 Dividend was made at the discretion of our Board of Directors, which took into account the economic environment, our financial condition and our consistent growth in profitability over the preceding years, as well as our expectations regarding our ability to repay borrowings under the Credit Agreement from our anticipated net cash flows.

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CAPITALIZATION

The following table sets forth as of March 31, 2026, our cash and cash equivalents and capitalization. The information in this table should be read in conjunction with the information presented under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report and Quarterly Report, each incorporated by reference herein, and our unaudited condensed consolidated historical financial statements and the accompanying notes included in our Quarterly Report, incorporated by reference herein.

(in thousands, except share amounts)	As of March 31, 2026
Cash and cash equivalents
Long-term debt (including current portion):
Term Loan
Revolving Credit Facility
Asset Backed Borrowings owed to securitization investors
Stockholders’ equity (deficit):
Common stock, $0.01 par value, 2,000,000,000 shares authorized and issued and outstanding
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive income
Total stockholders’ (deficit) equity
Total capitalization

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PRINCIPAL AND SELLING STOCKHOLDER

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of            , 2026 and as adjusted to reflect the completion of this offering, for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of the outstanding shares of our common stock (including the principal stockholder);
•	each of our directors;
•	each of our named executive officers; and
•	all of our executive officers and directors as a group.

The number of shares and percentages of beneficial ownership before and after this offering set forth below are based on shares of common stock outstanding as of            , 2026.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. Except as otherwise indicated in the footnotes to the following table, to our knowledge all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the mailing address for each stockholder listed below is c/o Alliance Laundry Systems LLC, PO Box 990, 221 Shepard Street, Ripon, Wisconsin 54971.

Our principal stockholder, BDTCP, and its affiliated investment funds are affiliates of a registered broker-dealer, BDT & MSD, an underwriter in this offering, and BDTCP has informed us that:

•	it purchased our securities in the ordinary course of business, and
•	at the time our securities to be resold were purchased, it had no agreements or understandings, directly or indirectly, with us or any of our affiliates or any person acting on our behalf or on behalf of any of our affiliates, to distribute such securities.

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Name and address of	Shares beneficially owned prior to this offering		Common stock to be sold in this offering	Shares beneficially owned after this offering (with exercise of underwriters’ option)
beneficial owners	Number	Percent	Number	Number	Percent
5% beneficial owners:
BDT Capital Partners, LLC(1)
Directors and named executive officers:
Michael D. Schoeb(2)
Robert Calver**
Jan Vleugals
Joseph Hainline(3)
Dean Nolden(4)
Cody Masluk**
Clyde B. Anderson
Timothy J. FitzGerald
Phyllis A. Knight
Narasimha Nayak
Robert L. Verigan
Amanda L. Hodges
All current executive officers and directors as a group (14 persons)(5)

*Represents beneficial ownership of less than one percent of our outstanding shares of common stock.

**Messrs. Masluk and Calver are NEOs for the purposes of this filing but are no longer executive officers of the Company. Accordingly, Messrs. Masluk and Calver and the shares beneficially owned by each, respectively, are not reflected in the directors and executive officers of the Company as a group.

(1) Represents shares wholly owned by BDTCP through the investment fund BDTBH. Byron D. Trott is the sole member of BDTP GP, LLC, which is the managing member of BDT Capital Partners, LLC, which is the sole member of BDTCP GP II, Co., which is the general partner of BDTCP GP II-A, L.P., which is the sole member of BDTCP GP II-A (DEL), LLC, which is the managing member of BDTBH. Each of BDTCP GP II-A, LP, BDTCP GP II-A (DEL), LLC, BDTCP GP II, Co., BDTCP, BDTP GP, LLC and Mr. Trott may be deemed to have indirect voting and investment control over the shares held by BDTBH. Voting and investment determinations with respect to the shares held by BDTBH are made by an investment committee of BDT & MSD, comprised of Byron D. Trott, Dan Jester, Gregg Lemkau, San Orr, Robert Platek, Amy Ennesser, Genevieve Hovde, Douglas Londal, Robert Verigan, Greg Olafson and a rotating non-voting observer. Accordingly, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by BDTBH. Each of them disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The address for BDTBH, BDTCP GP II-A, LP, BDTCP GP II-A (DEL), LLC, BDTCP GP II, Co., BDTCP, BDTP GP, LLC and Mr. Trott is BDT & MSD, 401 North Michigan Avenue, Suite 3100, Chicago, IL 60611.

(2) Represents shares owned by (i) Michael D. Schoeb, (ii) his spouse Michelle Schoeb, (iii) the Schoeb Family 2020 Irrevocable Trust, (iv) the Schoeb Family 2024 Irrevocable Trust FBO Claudia N. Schoeb, Cameron N. Schoeb, Chloe E Schoeb, (v) Michael D. Schoeb Roth IRA the Privatebank and Trust Co. and (vi) 3C Ventures Holdings, LLC, of which Mr. Schoeb is manager.

(3) Includes        shares underlying time-based stock options that are currently exercisable as of, or within 60 days of             , 2026.

(4) Includes        shares underlying time-based stock options that are currently exercisable as of, or within 60 days of             , 2026.

(5) Includes        shares underlying time-based stock options that are currently exercisable as of, or within 60 days of             , 2026.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms of certain indebtedness of us and our subsidiaries. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements governing the terms of such indebtedness, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Credit Agreement

Overview

On August 19, 2024, our subsidiary, Alliance Laundry Systems LLC (“Alliance Laundry Systems” or the “U.S. Borrower”), entered into a Credit Agreement (as amended on February 20, 2025, as further amended on February 20, 2025 (collectively, the “February Repricing Amendments”), as amended on August 21, 2025 and as further amended on August 21, 2025 (collectively, the “August Repricing Amendments” and, together with the February Repricing Amendments, the “Repricing Amendments”), the “Credit Agreement”) with Alliance Laundry Holdings LLC (“Holdings LLC”), Alliance Laundry (Thailand) Company Limited (the “Thai Borrower” and, together with the U.S. Borrower, the “Borrowers”), Citibank, N.A., as administrative agent, and the lenders and issuing banks from time to time party thereto. The Credit Agreement provides for senior secured credit facilities consisting of (1) a term loan facility in an aggregate principal amount of $2,075.0 million (the “Term Facility,” and the loans thereunder, the “Term Loans”), (2) a revolving credit facility with aggregate commitments of $225.0 million (the “Primary Revolving Facility,” and the loans thereunder, “Primary Revolving Facility Loans”), including a $102.2 million letter of credit sub-facility, and (3) a revolving credit facility with aggregate commitments of $25.0 million, all of which is available for letters of credit (the “Thai Baht Revolving Facility” and, together with the Primary Revolving Facility, the “Revolving Facilities” and, together with the Term Facility, the “Credit Facilities”; the loans under the Thai Baht Revolving Facility are referred to as the “Thai Baht Revolving Facility Loans”). The Term Loans are denominated in U.S. dollars, loans and letters of credit under the Primary Revolving Facility are available in U.S. dollars or Euros, and loans and letters of credit under the Thai Baht Revolving Facility are available in U.S. dollars or Thai baht.

As of March 31, 2026, the aggregate principal amount of Term Loans outstanding was $       million. As of March 31, 2026, there was no amount drawn under the Primary Revolving Facility and there was no amount drawn under the Thai Baht Revolving Facility. On September 22, 2025, we made a voluntary repayment toward our Term Facility of $135.0 million.

Use of Proceeds

Proceeds of the Term Facility were used to refinance our then-outstanding credit facility, pay the 2024 Dividend, pay fees and expenses related thereto and for working capital and general corporate purposes. Proceeds of the Revolving Facilities are used for working capital, capital expenditures and other general corporate purposes.

Interest Rate and Fees

At December 31, 2024, prior to giving effect to the Repricing Amendments, borrowings under (i) the Term Facility bore interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 3.50% or the applicable base rate plus 2.50%, (ii) the Revolving Facilities denominated in U.S. dollars bore interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 3.25% or the applicable base rate plus 2.25% and (iii) the Revolving Facilities denominated in Euros or Thai baht bore interest at a rate per annum equal to Adjusted EURIBOR or the Daily Simple RFR (each as defined in the Credit Agreement), respectively, plus, in each case, 3.25%. The foregoing interest margins were subject to certain step downs if the Company achieved specified ratios of consolidated first lien net debt to consolidated EBITDA (with certain adjustments) (“First Lien Net Leverage Ratio”).

At March 31, 2026, after giving effect to the August Repricing Amendments, borrowings under (i) the Term Facility bear interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 2.25% or the applicable base rate plus 1.25%, (ii) the Revolving Facilities denominated in U.S. dollars bear interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 2.25% or the applicable base rate plus 1.25%, and (iii) the Revolving Facilities denominated in Euros or Thai baht bear interest at a rate per annum equal to Adjusted EURIBOR or the Daily Simple RFR, respectively, plus, in each case, 2.25%. Following delivery of our first audited annual or unaudited quarterly financial statements and a related compliance certificate after the effectiveness of the August Repricing Amendments (which is anticipated to be in respect of the quarter ended September 30, 2025), the foregoing interest rate margins will be subject to a step down of 0.25% in the event (i) the credit ratings for the applicable class of loans by Moody’s Investor Services, Inc. and Standard & Poor’s Ratings Group, Inc. are B1 (stable) and B+ (stable), respectively, or higher and (ii) we achieve a First Lien Net Leverage Ratio equal to or less than 3.50 to 1.00.

In addition, the U.S. Borrower is required to pay a commitment fee equal to 0.250% per annum on any unused commitments under the Revolving Facilities, subject to a step up to 0.375% in the event we fail to maintain a First Lien Net Leverage Ratio equal to or less than 4.50 to 1.00.

Mandatory Prepayments

The Term Loans are subject to mandatory prepayments with the proceeds of certain asset sales, insurance proceeds and debt issuances. In addition, annual mandatory prepayments of the Term Loans are required based upon a calculation of excess cash flow, subject to certain deductions.

Voluntary Prepayment

The Borrowers may, at any time and from time to time, voluntarily prepay any outstanding loans under the Credit Facilities, in whole or in part, without premium or penalty other than customary “breakage” costs with respect to Term SOFR or Eurocurrency loans, subject to a 1.00% prepayment premium in connection with certain repricing transactions in respect of the Term Facility that occur on or prior to February 23, 2026, after giving effect to the August Repricing Amendments.

Amortization and Maturity

The Term Loans amortize in equal quarterly installments of 0.25% of the aggregate initial principal amount thereof. The remaining unpaid balance, together with all accrued and unpaid interest thereon, is due and payable on or prior to August 19, 2031.

Outstanding borrowings under the Revolving Facilities do not amortize, and are due and payable on or prior to August 19, 2029.

Guarantees and Security

The obligations of the Borrowers under the Credit Agreement are guaranteed by certain of their subsidiaries and Holdings LLC (collectively, together with the Borrowers, the “Loan Parties”) and are secured by a first priority lien on substantially all of the Loan Parties’ assets (subject to certain customary exceptions).

Covenants and Representations and Warranties

The Credit Agreement contains customary affirmative covenants (including reporting obligations) and negative covenants and requires the Borrowers and, in some cases, Holdings LLC to make customary representations and warranties. With respect to the covenants, these restrictions include, among other things and subject to certain exceptions, limitations on the ability of the Borrowers and their subsidiaries and, in some cases, Holdings LLC to:

•	incur or guarantee additional indebtedness;
•	create or maintain liens;
•	pay dividends or make other distributions in respect of equity interests, or redeem, purchase or retire equity interests;
•	make payments in respect of subordinated debt;
•	make investments, loans, advances, guarantees or acquisitions;
•	consolidate, merge, liquidate or dissolve;
•	dispose of assets;
•	enter into transactions with affiliates; and
•	materially alter the business conducted by the Borrowers and their subsidiaries.

The Revolving Facilities also includes a springing financial covenant that will be tested only if the revolving credit exposure exceeds 40% of the aggregate amount of revolving credit commitments as of the last day of any fiscal quarter (which calculation will exclude (i) up to $65.0 million of undrawn letters of credit and cash collateralized letters of credit and (ii) up to $25.0 million of Primary Revolving Facility Loans or Thai Baht Revolving Facility Loans borrowed after the effective date of the Credit Agreement to fund acquisitions or other investments or capital expenditures). If such condition is met, the financial covenant requires the U.S. Borrower to maintain, as of the last day of such fiscal quarter, a First Lien Net Leverage Ratio not to exceed 8.50 to 1.00.

The Term Facility does not include a financial covenant.

Events of Default

The Credit Agreement contains customary events of default, subject in certain circumstances to specified grace periods, thresholds and exceptions, including, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, non-payment of material judgments, material ERISA-related events and change of control. If an event of default occurs, the lenders will be entitled to exercise various remedies, including accelerating the loans and terminating the commitments under the Credit Agreement, foreclosing on collateral and other remedial actions available to a secured creditor. Failure to pay certain amounts owing under our Credit Agreement may result in an increased interest rate equal to 2.00% per annum plus the applicable interest rate for such outstanding loans.

Financial Advisor

As consideration for the services provided by BDT & MSD as a financial advisor in connection with our entry into the Credit Agreement, we incurred arrangement fees of approximately $5.2 million for the year ended December 31, 2024.

Asset Backed Facilities

Securitized Receivables Financing

The Company maintains a trade receivables securitization facility. Alliance Laundry Trade Receivables LLC (“ALTR LLC”), a special-purpose bankruptcy remote subsidiary of the Company, is party to a $120.0 million revolving credit facility that is secured by trade receivables originated by Alliance Laundry Systems and sold to ALTR LLC (the “Asset Backed Trade Receivables Facility”). PNC Bank, National Association is the committed purchaser and lender. The Asset Backed Trade Receivables Facility is due to expire on May 1, 2028.

ALTR LLC finances the acquisition of trade receivables from Alliance Laundry Systems through borrowings under the Asset Backed Trade Receivables Facility in the form of funding notes which are limited to an advance rate of approximately 62%.

The risk of loss to the trade receivables under the Asset Backed Trade Receivables Facility resulting from default or dilution on trade receivables is mitigated by credit enhancement provided by Holdings LLC in the form of over-collateralization.

Under the Asset Backed Trade Receivables Facility, interest payments on the variable funding notes are paid monthly at an interest rate equal to the daily 1-month SOFR rate plus a margin of 110 basis points. The lender also earns an unused facility fee of 0.35% of the unfunded portion of each lender’s commitment amount prior to a rapid amortization event or event of default.

Unless extended, after May 1, 2028, ALTR LLC will not be permitted to request new borrowings, and the outstanding borrowings will amortize over 90 days with any remaining balance due at maturity.

Additional advances under the Asset Backed Trade Receivables Facility are subject to certain continuing conditions, including: (i) satisfaction of a borrowing base calculation, which applies reserves and concentration limits; (ii) the absence of a rapid amortization event or event of default; (iii) the continued accuracy of our representations and warranties and compliance with all covenants, including delivery of required reports and information; and (iv) no event having occurred which has or could reasonably be expected to have a material adverse effect on Alliance Laundry Systems, ALTR LLC or the receivables pool.

All the residual beneficial interests in ALTR LLC and cash flows remaining from the pool of receivables after payment of all obligations under the Asset Backed Trade Receivables Facility will accrue to the benefit of the Company.

Securitized Equipment Financing

The Company maintains an internal financing organization primarily to assist end-user laundromat locations in financing company-branded equipment through the Company’s distributors. The financing organization originates and administers the sale of equipment financing receivables. Under this program, the Company sells certain equipment financing receivables to a special-purpose bankruptcy remote subsidiary, which in turn transfers them to a trust. The special-purpose subsidiary and trust are party to a revolving credit facility that is secured by the equipment financing receivables (the “Asset Backed Equipment Facility”). On December 29, 2025, the Company entered into an agreement (the “Facility Limit Increase Agreement”) to convert the lender uncommitted amount of $30.0 million, which increased the lender committed amount under the Asset Backed Equipment Facility from $500.0 million to $530.0 million. PNC Bank, National Association and Fifth Third Bank, National Association are the committed purchasers and lenders. The Asset Backed Equipment Facility is due to expire on May 1, 2028.

The trust finances the acquisition of equipment financing receivables through borrowings under the Asset Backed Equipment Facility in the form of funding notes which are limited to an advance rate of approximately 88%.

Additional advances under the Asset Backed Equipment Facility are subject to certain continuing conditions, including: (i) satisfaction of eligibility criteria and covenant restrictions relating to the weighted average life, weighted average interest rate and the amount of fixed rate equipment financing receivables held by the trust, as well as concentration limits and other pool composition requirements; (ii) the absence of a rapid amortization event or event of default; (iii) the continued accuracy of our representations and warranties and compliance with all covenants, including delivery of required reports and information by Alliance Laundry Systems as servicer; and (iv) no event having occurred which has or could reasonably be expected to have a material adverse effect on Alliance Laundry Systems, the trust or the receivables pool.

The risk of loss to the note purchasers under the Asset Backed Equipment Facility resulting from default or dilution on equipment financing receivables is mitigated by credit enhancement provided by Alliance Laundry Systems in the form of cash reserves and over-collateralization. Alliance Laundry Systems also retains the servicing rights and receives a monthly servicing fee for the equipment financing receivables sold at a 1.00% annual rate of the aggregate balance of such equipment financing receivables.

Under the Asset Backed Equipment Facility, interest payments on the variable funding notes are paid monthly at an interest rate equal to the daily simple SOFR rate plus a margin of 120 basis points. The lenders also earn an unused facility fee of 0.35% of the unfunded portion of each lender’s commitment amount prior to a rapid amortization event or event of default.

Unless extended, after May 1, 2028, the trust will not be permitted to request new borrowings, and the outstanding borrowings will amortize over a period of two and a half years with any remaining balance due at maturity. The equipment financing receivables typically have interest rates ranging primarily from Prime plus 0.49% to Prime plus 4.75% for variable rate equipment financing receivables and 4.00% to 11.50% for fixed-rate equipment financing receivables. The average interest rate for all equipment financing receivables at December 31, 2024 was 8.84% with terms ranging primarily from two years to twelve years. The weighted-average remaining expected life of equipment financing receivables held by the trust was approximately 3.39 years at June 30, 2025. All equipment financing receivables allow the holder to prepay outstanding principal amounts without penalty.

Alliance Laundry Systems earns a margin spread on the equipment financing receivables, which is recognized as part of EBITDA. The net interest income and servicing fees generated from the equipment financing receivables, after deducting the interest expense and fees paid by the trust under the facility, are included in the Company’s consolidated EBITDA. This margin reflects the difference between the interest rates charged to end customers on the equipment financing receivables and the lower funding costs incurred by the trust under the facility.

All the residual beneficial interests in the trust and cash flows remaining from the pool of receivables after payment of all obligations under the Asset Backed Equipment Facility will accrue to the benefit of the Company. The Company provides no support or recourse for the risk of loss relating to default on the assets transferred to the trust except for retained interests and credit enhancement customary for transactions of this nature.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and relevant sections of the Delaware General Corporation Law (“DGCL”) are summarized below and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws as well as to the relevant provisions of the DGCL.

Authorized Capital Stock

Our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Holders of our common stock are entitled to one vote per share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. Our common stockholders are not entitled to cumulative voting in the election of directors.

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine.

Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to receive their ratable share of our net assets available after payment of all debts and other liabilities, subject to the prior preferential rights and payment of liquidation preferences, if any, of any outstanding shares of preferred stock.

All shares of our common stock are fully paid and non-assessable. Holders of our common stock have no preemptive, subscription or redemption rights. There is no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

No shares of preferred stock are issued or outstanding. Our Board of Directors has the authority, subject to the limitations imposed by Delaware law and the NYSE’s listing rules, without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the designations, powers, preferences, limitations and rights of the shares of each series, including:

•	the designation of the series;

•	the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

There are no current agreements or understandings with respect to the issuance of preferred stock and our Board of Directors has no present intentions to issue any shares of preferred stock.

Registration Rights

We are party to a Registration Rights Agreement with our principal stockholder. The Registration Rights Agreement provides our principal stockholder with certain registration rights as described below.

Demand Registration Rights

Subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, our principal stockholder may require that we register for public resale under the Securities Act of 1933, as amended (the “Securities Act”) all shares of common stock constituting registrable securities that they request be registered at any time so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of least $25,000,000.

Piggyback Registration Rights

If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder (excluding any registration related to an employee benefit plan or a corporate reorganization or other Rule 145 transaction), our principal stockholder is entitled to notice of such registration and to request that we include registrable securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such registrable securities in such registration statement.

Shelf Registration Rights

If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least twelve months after the date of our initial public offering, our principal stockholder has the right to require us to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions. We will undertake in the Registration Rights Agreement to use our reasonable best efforts to file a shelf registration statement on Form S-3 to permit the resale of the shares of common stock held by our principal stockholder. The Registration Rights Agreement does not contemplate the payment of penalties or liquidated damages to our principal stockholder as a result of a failure to register, or delays with respect to the registration of, the registrable securities.

Assignment; Expenses and Indemnification

In connection with the transfer of their registrable securities, our principal stockholder may assign certain of its rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify our principal stockholder and we will bear all fees, costs and expenses (except underwriting discounts and spreads).

Certain Anti-Takeover Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, our Stockholders’ Agreement and Applicable Law

Certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws, our Stockholders Agreement and the DGCL may discourage or make more difficult a takeover attempt that a stockholder might consider to be in his, her or its best interest. These provisions may also adversely affect the prevailing market price for shares of our common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us, which may result in an improvement of the terms of any such proposal in favor of our stockholders, and outweigh any potential disadvantage of discouraging those proposals.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.

Supermajority Approval Requirements

The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and bylaws provide that, following the time when our principal stockholder no longer maintains beneficial ownership of at least 40% of the aggregate outstanding shares of our common stock, the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions of our certificate of incorporation, including provisions relating to the size of the Board of Directors, classification of the Board of Directors, election and removal of directors, cumulative voting, special meetings, actions by written consent, indemnification and exculpation, waiver of corporate opportunities, jurisdiction and exclusive forum, and business combinations, and to amend, alter, change or repeal our bylaws. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares of Capital Stock

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to the applicable provisions of the DGCL and rules of the NYSE. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at a price higher than the prevailing market price.

Election and Removal of Directors

Our amended and restated certificate of incorporation provides that our Board of Directors shall consist of not less than five nor more than thirteen directors. We are party to the Stockholders Agreement with our principal stockholder that provides that, so long as the principal stockholder beneficially owns at least 40% of the aggregate number of outstanding shares of our common stock, the principal stockholder is able to designate a majority of the nominees for election to our Board of Directors. So long as the principal stockholder beneficially owns at least 10% but less than 40% of the aggregate number of outstanding shares of our common stock, the principal stockholder has the right to nominate a percentage of the authorized number of directors equal to the principal stockholder’s ownership of our outstanding common stock (rounded up to the nearest whole director). In addition, so long as the principal stockholder beneficially owns at least 25% of the outstanding shares of our common stock, the principal stockholder has the right to appoint and remove the chairman of our Board of Directors and the lead independent director, if any.

In addition, our amended and restated certificate of incorporation provides that our Board of Directors is divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms. Following the time when the Majority Ownership Threshold is no longer met, and subject to obtaining any required stockholder votes, directors may only be removed from office with the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding shares of common stock, voting together as a single class, and, for so long as our Board of Directors remains classified, only for cause. This requirement of a supermajority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal. Prior to such time, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Our amended and restated certificate of incorporation also provides that, subject to the Stockholders Agreement and the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board may be nominated by the Chair and will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of our stockholders may be called at any time by our Board of Directors, the chairman of our Board of Directors, our Chief Executive Officer and, until the Majority Ownership Threshold is no longer met, holders of a majority of the total voting power of our outstanding shares of common stock. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. Except as described above, our stockholders are not permitted to call a special meeting or to require our Board of Directors to call a special meeting.

Advance Notification Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws include advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions do not apply to the principal stockholder until the Majority Ownership Threshold is no longer met. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that, following the time that the Majority Ownership Threshold is no longer met, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Section 203 of the Delaware General Corporation Law

Our amended and restated certificate of incorporation contains a provision opting out of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the date that such stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, an asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with its affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. However, our amended and restated certificate of incorporation contains similar provisions to Section 203 of the DGCL providing that we may not engage in a “business combination” with any “interested stockholder” for three years following the date that such stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. Our amended and restated certificate of incorporation provides that our principal stockholder and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Exclusive Forum

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (1) derivative actions or proceedings brought on behalf of the Company, (2) actions against directors, officers and employees asserting a claim of breach of a fiduciary duty owed to the Company or the Company’s stockholders, (3) actions asserting a claim against the Company arising pursuant to the DGCL or the Company’s amended and restated certificate of incorporation or bylaws, (4) actions to interpret, apply, enforce or determine the validity of the Company’s amended and restated certificate of incorporation or bylaws or (5) actions asserting a claim against the Company governed by the internal affairs doctrine, may be brought only in specified courts in the State of Delaware. Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act.

Corporate Opportunities

The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation renounces, to the maximum extent permitted from time to time by law, the application of the doctrine of corporate opportunity or any other analogous doctrine, with respect to the principal stockholder and our directors who are not employed by us or our subsidiaries, and their respective affiliates. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the principal stockholder and any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates do not have any duty to (1) refrain from engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage, (2) present such opportunity to us before otherwise engaging in it or offering it to another entity, unless such opportunity was offered to any of our directors in his or her capacity as our director or (3) refrain otherwise from competing, directly or indirectly, with us or our subsidiaries. In addition, to the fullest extent permitted by law, in the event that the principal stockholder or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for themselves or himself or herself or their or his or her affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation includes provisions that limit the personal liability of our directors and officers for monetary damages for breach of their fiduciary duties as directors or officers, except to the extent that such limitation is not permitted under the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (1) any breach of a director’s or officer’s duty of loyalty to us or our stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) in the case of directors, any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL or (4) any transaction from which the director or officer derived an improper personal benefit. These provisions have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s or officer’s breach of his or her duty of care.

Our amended and restated certificate of incorporation provides for indemnification, to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or, at the request of the Company, serves or served as a director, officer, employee, agent or trustee of another entity or enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. In addition, we have entered into customary indemnification agreements with each of our executive officers and directors pursuant to which we have agreed to indemnify each such executive officer and director to the fullest extent permitted by the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Listing

Our common stock is listed on the NYSE under the symbol “ALH”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company N.A. The transfer agent’s address is 150 Royall St, Canton MA 02021 and the telephone number is 1-800-736-3001.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, all of our common stock outstanding is subject to the contractual and legal restrictions on resale described below. The sale of a substantial amount of common stock in the public market after these restrictions lapse, or the expectation that such a sale may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon consummation of this offering, we will have a total of             shares of common stock outstanding. Of these shares, the shares sold in this offering (or shares if the underwriters exercise their option to purchase additional shares of common stock from the principal stockholder in full) will be, and the 37,560,974 shares sold in the IPO are, freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144. Generally, the balance of our outstanding shares of common stock not held by the public will also be “restricted securities” within the meaning of Rule 144 under the Securities Act, and the sale of those shares will be subject to the limitations and restrictions that are described below. Shares of our common stock that are not restricted securities and are purchased by our affiliates will be “control securities” under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Control securities may be sold in the public market subject to the restrictions set forth in Rule 144, other than the holding period requirement.

Subject to the provisions of Rule 144, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144.

Rule 144

In general, under Rule 144 under the Securities Act, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 under the Securities Act, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date of filing a Notice of Proposed Sale of Securities Pursuant to Rule 144 under the Securities Act with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this registration statement under the Securities Act are entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of ours can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of ours can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Equity Incentive Plans

We have registered the shares of common stock underlying equity awards we will make to our employees and certain other qualifying individuals and the resale of those shares of common stock on Form S-8, which became effective upon filing. Accordingly, such shares of common stock so registered are freely tradable.

Registration Rights Agreement

In connection with our initial public offering, we entered into a Registration Rights Agreement with our principal stockholder. The Registration Rights Agreement provides our principal stockholder with certain registration rights whereby our principal stockholder can require us to register under the Securities Act shares of our common stock. See “Description of Capital Stock-Registration Rights” for additional information regarding these registration rights.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder”. A “Non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors with regard to the U.S. federal income tax treatment of an investment in our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including estate tax, alternative minimum tax and Medicare contribution tax consequences, and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

You should consult a tax advisor regarding the U.S. federal income tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign jurisdiction.

Dividends

If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital that reduces your adjusted tax basis in our common stock, and to the extent the amount of the distribution exceeds your adjusted tax basis in our common stock, the excess will be treated as gain from the taxable disposition of our common stock, the tax treatment of which is discussed below under “-Gain on Disposition of Common Stock”.

Except as described below, dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate or at a lower rate if you are eligible for the benefits of a tax treaty that provides for a lower rate. In order to obtain a reduced rate of withholding under an applicable tax treaty, a Non-U.S. Holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the tax treaty.

Dividends paid to you that are “effectively connected” with your conduct of a trade or business within the United States (and are attributable to a permanent establishment or fixed base that you maintain in the United States, if that is required by an applicable tax treaty), will not be subject to U.S. federal withholding tax if you provide a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. federal income tax as if you were a United States person as defined under the Code. If you are a corporate Non-U.S. Holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of a tax treaty that provides for a lower rate.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

Gain on Disposition of Common Stock

Subject to the discussions below under “-Backup Withholding and Information Reporting” and “-FATCA Withholding,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax or withholding tax on gain that you recognize on a disposition of common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States (and is attributable to a permanent establishment or fixed base that you maintain in the United States, if that is required by an applicable tax treaty) in which case the gain will be subject to U.S. federal income tax generally in the same manner as “effectively connected” dividend income as described above;
•	you are an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower tax treaty rate); or
•	we are or have been a “United States real property holding corporation” (as described below), at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and either (1) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the disposition occurs or (2) you owned or are deemed to have owned, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, more than 5% of our common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

FATCA Withholding

Pursuant to Sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on payments of dividends on and the gross proceeds of dispositions of our common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) unless various information reporting and due diligence requirements have been satisfied or an exemption from these rules applies. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return.

Although FATCA withholding generally could apply to gross proceeds on the disposition of our common stock, proposed Treasury regulations (the “Proposed Regulations”) eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. The preamble to the Proposed Regulations states that taxpayers may rely on the Proposed Regulations pending finalization. However, there can be no assurance that the Proposed Regulations will be finalized in their present form. You should consult your tax advisor regarding the effects of FATCA on your investment in our common stock.

Backup Withholding and Information Reporting

Distributions paid to you and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty.

You will not be subject to backup withholding on dividends received if you certify under penalty of perjury that you are a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless you comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a tax treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax and the amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING (CONFLICTS OF INTEREST)

and              are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, our principal stockholder and the underwriters, the principal stockholder have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the principal stockholder, the number of shares of common stock set forth opposite its name below. We are not selling any shares of common stock under this prospectus.

Underwriters	Number of Shares

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the principal stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the principal stockholder. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount to be paid by our principal stockholder	$	$	$
Proceeds, before expenses, to our principal stockholder	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $          and are payable by us. We have agreed to reimburse the underwriters for certain expenses, including those related to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”), in an amount not to exceed $          .

Option to Purchase Additional Shares

The principal stockholder has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an             additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors, certain senior employees that are not executive officers and certain former directors, and BDTBH, the funding vehicle through which our principal stockholder and the Minority Investment Institutional Co-Investors hold their respective interests, which collectively owned approximately 71.4% of our outstanding common stock prior to this offering, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for days after the date of this prospectus without first obtaining the written consent of              . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;
•	sell any option or contract to purchase any common stock;
•	purchase any option or contract to sell any common stock;
•	grant any option, right or warrant to purchase any common stock;
•	lend or otherwise transfer or dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock;
•	exercise any right with respect to the registration of any common stock, or file, cause to be filed or cause to be confidentially submitted any registration statement in connection therewith, under the Securities Act;
•	enter into any hedging, swap, loan or any other agreement or transaction (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward or any other derivative transaction or instrument, however described or defined) that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such hedge, swap, loan or transaction is to be settled by delivery of shares or other securities, in cash or otherwise; or
•	publicly disclose the intention to do any of the foregoing described above.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

Our shares are listed on the NYSE under the symbol “ALH”.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

We, the principal stockholder and the underwriters do not make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, we, the principal stockholder and the underwriters do not make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

BDT & MSD, a participant in the underwriting syndicate for this offering, is an affiliate of our principal stockholder, and will receive a portion of the underwriting discounts and commissions in connection with this offering. In addition, BDT & MSD has previously provided placement and other financial advisory services to Alliance Laundry Holdings, for which BDT & MSD has received customary fees. BDT & MSD may, in the future, provide similar services to the Company and may receive customary fees for such services. Thus, it may have interests beyond customary underwriting discounts and commissions. Further, our principal stockholder expects to participate on behalf of the Company in determining such underwriting discounts and commissions for this offering.

As a result, BDT & MSD is deemed to have a “conflict of interest” under Rule 5121(f)(5) of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with Rule 5121(a)(1) of FINRA’s Conduct Rules. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121 and do not have a conflict of interest with us. BDT & MSD will not confirm sales of the shares of our common stock to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Other Relationships

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
•	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

•	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
•	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Company or any representative to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”) (an “Exempt Offer”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,
•	securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
•	where no consideration is or will be given for the transfer;
•	where the transfer is by operation of law; or
•	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered hereby will be passed upon for us by King & Spalding LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by             .

EXPERTS

The consolidated financial statements of Alliance Laundry Holdings Inc. appearing in Alliance Laundry Holdings Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2025, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are, incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of our common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement or the exhibits filed thereto. For further information about us and the common stock offered hereby, you should refer to the registration statement and the exhibits filed thereto, which are available on the website of the SEC referred to below. References in this prospectus to any of our contracts or other documents are not necessarily complete, and each such reference is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We file periodic and current reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Investors” at https://alliancelaundry.com/. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-42897):

•	our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 13, 2026;

•	our Quarterly Report on Form 10-Q of the quarter ended March 31, 2026, filed with the SEC on May , 2026;

•	our Current Reports on Form 8-K, filed with the SEC on ;

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 27, 2026; and

•	the description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on October 7, 2025, including any amendments thereto or reports filed for the purposes of updating this description.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Alliance Laundry Holdings Inc., 221 Shepard Street, Ripon, Wisconsin, 54971, Attention: Investor Relations.

You also may access these filings on our website under the heading “Investors” at https://alliancelaundry.com/. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

Shares

Alliance Laundry Holdings Inc.

Common Stock

Preliminary Prospectus

, 2026

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than the underwriting discount payable by the principal stockholder, payable in connection with the offering contemplated by this registration statement. All of the fees set forth below are estimates except for the SEC registration fee and the FINRA filing fee.

Payable by the registrant
SEC registration fee	$
FINRA filing fee	$
Printing and engraving expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Transfer agent and registrar fees and expenses	$
Miscellaneous fees and expenses	$
Total	$

Item 14. Indemnification of Directors and Officers.

Limitation of personal liability of directors and indemnification

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will provide for indemnification by us of our directors and officers to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (1) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in the case of directors, for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (4) for any transaction from which the director or officer derived an improper personal benefit. Our amended and restated certificate of incorporation will provide for such limitation of liability. The effect of this provision will be to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director or officer for breach of the fiduciary duty of care as a director or officer, including breaches resulting from negligent or grossly negligent behavior, except as restricted by Section 102(b)(7) of the DGCL. However, this provision will not limit or eliminate or rights or the rights of any stockholder to seek non-monetary relief, such as injunction or rescission, in the event of a breach of a director’s or officer’s duty of care.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law. Our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this section or otherwise.

We expect that the underwriting agreement, the form of which will be filed as an exhibit to this registration statement, will provide for indemnification of directors and officers of Alliance Laundry Holdings by the underwriters against certain liabilities.

We have entered into customary indemnification agreements with our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Item 15. Recent Sales of Unregistered Securities.

Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act. Share amounts have been adjusted to give effect to a 142-for-1 forward stock split effected on September 26, 2025.

(a)	Equity compensation

Since January 1, 2023, we have granted to our directors, employees and consultants (i) options to purchase 1,889,076 shares of our common stock with per share exercise prices ranging from $10.23 to $13.13 under our 2015 Stock Option Plan and (ii) 1,578,604 shares underlying options to purchase shares of our common stock have been canceled or forfeited and 6,924,034 shares underlying options to purchase shares of our common stock have been exercised resulting in the issuance of 4,313,653 shares of our common stock (reflecting cashless exercise where applicable) under our 2015 Stock Option Plan. In August 2025, we sold an aggregate of 36,678 shares of our common stock with an aggregate purchase price of $500,000 issued pursuant to our 2015 Stock Purchase Plan.

The offers, sales and issuances of the securities described in this Item 15(a) were exempt from registration under the Securities Act under either Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act, in that the transactions were between an issuer and certain employees and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors or consultants. Appropriate legends were affixed to the securities issued in these transactions.

(b)	Warrants

In August 2015, we issued warrants to our principal stockholder to purchase up to 45,315,182 shares of common stock (subject to adjustment) at an exercise price of $0.01 per share and exercisable at any time after the original issue date. On June 30, 2025, the warrants were exercised on a cashless basis, and 45,314,995 shares of common stock were issued pursuant to the warrants.

The offers, sales and issuances of the securities described in this Item 15(b) were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about our company.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.

(b)	Financial Statement Schedules: None.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement
3.1	Fourth Amended and Restated Certificate of Incorporation of Alliance Laundry Holdings Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-8 filed with the Commission on October 9, 2025)
3.2	Third Amended and Restated Bylaws of Alliance Laundry Holdings Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-8 filed with the Commission on October 9, 2025)
4.1	Form of Common Stock Certificate of Alliance Laundry Holdings Inc.
5.1*	Opinion of King & Spalding LLP
10.1	2025-2 Revolving Facility Repricing Amendment to Credit Agreement, dated August 21, 2025, by and among Alliance Laundry Holdings LLC, Alliance Laundry Systems LLC, Alliance Laundry (Thailand) Company Limited, Citibank, N.A., as Administrative Agent and each Initial Revolving Facility Lender, Issuing Bank and Swingline Lender party thereto (contains conformed copy of agreement to date). (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.2+	Amended and Restated Purchase Agreement, dated June 8, 2018, by and between Alliance Laundry Equipment Receivables 2015 LLC and Alliance Laundry Systems LLC. (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.3+	Amended and Restated Note Purchase Agreement, dated June 8, 2018, by and among Alliance Laundry Equipment Receivables Trust 2015-A, Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, PNC Bank, National Association as successor Administrative Agent and the Note Purchasers party thereto. (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.4+	Amended and Restated Indenture, dated June 8, 2018, by and among Alliance Laundry Equipment Receivables Trust 2015-A and The Bank of New York Mellon, as trustee. (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.5+	Omnibus Amendment and Assignment, Assumption and Resignation Agreement, dated June 8, 2018, by and among Alliance Laundry Equipment Receivables Trust 2015-A, Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association, as successor Administrative Agent, and each Note Purchaser and Funding Agent thereto. (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.6+	Second Omnibus Amendment, dated October 12, 2018, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.7+	Third Omnibus Amendment, dated March 19, 2019, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto. (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.8+	Fourth Omnibus Amendment, dated February 21, 2020, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto. (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).

10.9+	Fifth Omnibus Amendment, dated October 9, 2020, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto. (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.10+	Sixth Omnibus Amendment, dated July 27, 2021, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto. (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.11+	Seventh Omnibus Amendment, dated June 30, 2022, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto. (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.12+	Eighth Omnibus Amendment, dated August 19, 2024, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto. (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.13	Ninth Omnibus Amendment, dated May 1, 2025, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto. (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.14+	Ninth Amendment to Receivables Financing Agreement, dated May 1, 2025, by and among Alliance Laundry Trade Receivables LLC, Alliance Laundry Systems LLC and PNC Bank, National Association as lender and successor Administrative Agent. (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.15	Facility Limit Increase Agreement, dated December 29, 2025, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, PNC Bank, National Association as successor Administrative Agent and the Note Purchasers and Funding Agents party thereto. (incorporated by reference to Exhibit 10.15 to the Company’s Annual report on Form 10-K, filed with the Commission on March 13, 2026)
10.16	Stockholders Agreement, dated October 8, 2025, by and between Alliance Laundry Holdings Inc. and BDT Badger Holdings, LLC. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on October 10, 2025).
10.17	Registration Rights Agreement, dated October 8, 2025, by and between Alliance Laundry Holdings Inc. and BDT Badger Holdings, LLC. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on October 10, 2025).
10.18	Form of Indemnification Agreement, by and between Alliance Laundry Holdings Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.19†	Alliance Laundry Holdings Inc. 2015 Stock Option Plan. (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.20†	First Amendment to Alliance Laundry Holdings Inc. 2015 Stock Option Plan, effective February 4, 2021. (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.21†	Alliance Laundry Holdings Inc. 2015 Stock Purchase Plan. (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.22†	First Amendment to the Alliance Laundry Holdings Inc. 2015 Stock Purchase Plan, effective as of June 1, 2016. (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).

10.23†	Alliance Laundry Holdings Inc. Form of Nonqualified Stock Option Agreement (Service and Performance Options) under the 2015 Stock Option Plan. (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 19, 2025).
10.24†	Employment Agreement, dated November 9, 2015 by and between Alliance Laundry Systems LLC and Michael D. Schoeb. (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.25†	Offer of Employment Letter, dated May 7, 2023, by and between Alliance Laundry Systems and Justin Blount. (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.26†	Interim Assignment Recognition & Retention Letter, dated December 17, 2024, by and between Alliance Laundry Systems LLC and Bob Calver. (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.27†	Separation Agreement and Release Agreement, dated December 17, 2024, by and between Alliance Laundry Systems LLC and Craig Dakauskas. (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.28†	Separation Agreement and Release Agreement, dated December 31, 2024, by and between Alliance Laundry Systems LLC and Justin Blount. (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.29†	Alliance Laundry Holdings Inc. 2025 Omnibus Incentive Compensation Plan. (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 filed with the Commission on October 9, 2025).
10.30†	Alliance Laundry Holdings Inc. 2025 Employee Stock Purchase Plan. (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 filed with the Commission on October 9, 2025).
10.31†	Second Amendment to the Alliance Laundry Holdings Inc. 2015 Stock Option Plan, effective August 29, 2025. (incorporated by reference to Exhibit 10.30 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.32†	Second Amendment to the Alliance Laundry Holdings Inc. 2015 Stock Purchase Plan, effective August 29, 2025. (incorporated by reference to Exhibit 10.31 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 12, 2025).
10.33†	Form of Alliance Laundry Holdings Inc. Senior Executive Severance and Change of Control Plan. (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 19, 2025).
10.34†	Form of Restricted Stock Unit Agreement to the 2025 Plan. (incorporated by reference to Exhibit 10.33 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 19, 2025).
10.35†	Amended and Restated Employment Agreement, dated October 9, 2025, by and between Alliance Laundry Holdings Inc. and Michael D. Schoeb. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on October 10, 2025).
10.36†	Third Amendment to the Alliance Laundry Holdings Inc. 2015 Stock Purchase Plan, effective September 19, 2025. (incorporated by reference to Exhibit 10.35 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 19, 2025).
21.1	Subsidiaries of Alliance Laundry Holdings Inc. (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the Commission on March 13, 2026).
23.1*	Consent of Ernst & Young LLP
23.2*	Consent of King & Spalding LLP (contained in its opinion filed as Exhibit 5.1 hereto)
24.1*	Power of attorney (included on the signature page to this registration statement)
107*	Filing Fee Table

* To be filed by amendment.

†Indicates management contract or compensatory plan.

+Certain schedules and similar attachments to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish supplementally a copy of any omitted schedule to the SEC upon request.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ripon, Wisconsin on , 2026.

Alliance Laundry Holdings Inc.

By:
Name:	Michael D. Schoeb
Title:	Chief Executive Officer and Director

Each of the undersigned officers and directors of Alliance Laundry Holdings Inc. hereby severally constitutes and appoints Michael D. Schoeb and Samantha L. Hannan, and each of them acting alone, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them individually, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

By:		Chief Executive Officer and Director
	Michael D. Schoeb	(Principal Executive Officer)	, 2026

By:		Chief Financial Officer
	Dean Nolden	(Principal Financial Officer)	, 2026

By:		Chief Accounting Officer
	Brian Sikora	(Principal Accounting Officer)	, 2026
By:
	Clyde B. Anderson	Director	, 2026

By:
	Timothy J. FitzGerald	Director	, 2026

By:
	Phyllis A. Knight	Director	, 2026
By:
	Narasimha Nayak	Director	, 2026

By:
	Robert L. Verigan	Director	, 2026

By:
	Amanda L. Hodges	Director	, 2026